Exhibit 99.2

FIRST AMENDMENT TO AND AGREEMENT RELATING TO

THE SHARE PURCHASE AGREEMENT

This FIRST AMENDMENT TO AND AGREEMENT RELATING TO THE SHARE PURCHASE AGREEMENT, dated as of May 17, 2017 (this “Agreement”), is entered into by and between Intelsat S.A. (RCS Luxembourg B162135), a public limited company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg (“Company”), SoftBank Group Corp., a Japan corporation (“Purchaser”), and solely with respect to Section 3, Target (as the term “Target” is defined in the Purchase Agreement (as defined below)). Each of Company and Purchaser may hereinafter be referred to individually as a “Party” and jointly as the “Parties.” Unless otherwise defined herein, capitalized terms used but not defined herein have the meanings ascribed to them under the Purchase Agreement (as defined below).

WITNESSETH

WHEREAS, the Parties are party to that certain Share Purchase Agreement, dated as of February 28, 2017 (the “Purchase Agreement”), upon the terms and subject to the conditions of which, Purchaser will subscribe for and purchase, and Company will issue to Purchaser, Common Shares and Series B Preferred Shares of Company;

WHEREAS, the Parties desire to amend the Purchase Agreement and enter into certain agreements relating thereto, in each case as set forth in this Agreement;

WHEREAS, Section 7.4 of the Purchase Agreement provides that any provision of the Purchase Agreement other than Section 5.9(b) thereof may be amended by an instrument in writing signed by each of the Parties; and

WHEREAS, Section 6.2(c) of the Combination Agreement provides that Company may not modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any provision of the Purchase Agreement without the prior written consent of Target (such consent, in the case of any non-economic matters, not to be unreasonably withheld, conditioned or delayed).

NOW, THEREFORE, in consideration of the foregoing and for other valuable consideration, the receipt of which is acknowledged, the Parties and Target agree as follows:

1. Amendments.

(a) The last sentence of Section 2.1 of the Purchase Agreement is hereby amended by replacing “US$1,730,000,000.00” with “US$1,791,591,000.00”.

(b) All references to “US$5.00” in the Purchase Agreement (including in Exhibit B thereto) are hereby replaced with US$4.75”.

(c) The first Recital of the Purchase Agreement is hereby amended by replacing “(the “Combination Agreement”)” with “(as amended from time to time in accordance with its terms, the “Combination Agreement”)”.

2. Agreement. The Parties agree that, notwithstanding anything to the contrary in the Share Purchase Agreement (including Section 5.16 thereof) or any other agreement by or between the Parties, Purchaser is hereby released from Section 5.16 of the Purchase Agreement and Section 4 of the Company Shareholder Voting Agreement (as defined in the Combination Agreement), which, following the date of this Agreement, will cease to be applicable in any way to Purchaser and all Affiliates of Purchaser (including any fund or collective investment vehicle for which Purchaser or its Controlled Affiliate serves as the general partner or managing member); provided, for the avoidance of doubt, that Section 4 of the Company Shareholder Voting Agreement (as defined in the Combination Agreement) shall continue to apply to the other parties thereto.

3. Target’s Consent. In accordance with Section 6.2(c) of the Combination Agreement, Target hereby consents to the amendment and agreement set forth in Sections 1 and 2.

4. Reservation of Rights. This Agreement, together with the Purchase Agreement, contains the entire understanding of the Parties and Target with respect to the subject matter of this Agreement. The parties hereto agree that this Agreement shall not be deemed to constitute a waiver of any existing right or remedy under the Purchase Agreement not expressly stated herein. Except as specifically stated herein, (i) each party hereto hereby expressly reserves all rights and remedies available to such party for the full protection and enforcement of its rights or remedies under the Purchase Agreement, without prejudice to any rights or remedies that such party may now have or may have in the future under or in connection with the Purchase Agreement and (ii) the Purchase Agreement shall continue in full force and effect in accordance with the provisions thereof.

5. Miscellaneous.

(a) Representations and Warranties of the Company. Company represents and warrants that (i) it has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, (ii) the execution and delivery of this Agreement by Company has been duly and validly authorized by all necessary company action, including by Company’s Board of Directors or an appropriate committee thereof, and no other corporate proceedings on the part of Company are necessary to authorize this Agreement, and (iii) this Agreement has been duly executed and delivered by Company and, assuming due authorization, execution and delivery by Purchaser, constitutes a legally valid and binding obligation of Company, enforceable against Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b) Representations and Warranties of Purchaser. Purchaser represents and warrants that (i) it has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, (ii) the execution and delivery of this Agreement by Purchaser has been duly and validly authorized by all necessary company action, including by the appropriate committee of Purchaser’s Board of Directors, and no other corporate proceedings on the part of Purchaser are necessary to authorize this Agreement, and (iii) this Agreement has been duly executed and delivered by Purchaser and, assuming due authorization, execution and delivery by Company, constitutes a legally valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c) Representations and Warranties of Target. Target represents and warrants that (i) it has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, (ii) the execution and delivery of this Agreement by Target has been duly and validly authorized by all necessary company action, including by Target’s Board of Directors, and no other corporate proceedings on the part of Target are necessary to authorize this Agreement, and (iii) this Agreement has been duly executed and delivered by Target and, assuming due authorization, execution and delivery by Company and Purchaser, constitutes a legally valid and binding obligation of Target, enforceable against Target in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(d) No Third-Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies upon any person other than the Parties and Target and their respective successors and permitted assigns.

(e) Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by either Party without the prior written consent of the other Party and any attempt to make any such assignment without such consent shall be null and void; provided, however, that automatically and without any action on the part of any Party hereto, upon completion of the Company Redomiciliation by Share Exchange, this Agreement, and the rights, interests and obligations of the Jersey Company hereunder, shall be assigned in whole to the Luxembourg Company; provided, further, the Jersey Company shall remain responsible for the obligations of Target notwithstanding any such assignment. Notwithstanding the foregoing, Purchaser shall be permitted to assign any of its rights under this Agreement to a Controlled Affiliate of Purchaser (including any fund or collective investment vehicle for which Purchaser or its Controlled Affiliate serves as the general partner or managing member); provided, that (a) no assignment shall be permitted hereunder if such assignment would, or would reasonably be expected to, delay or increase the risk of obtaining any necessary or advisable actions or non-actions, waivers, consents or approvals from Governmental Authorities (including to satisfy the Regulatory Conditions) in connection with the transactions contemplated by this Agreement or the Combination Agreement, (b) any such assignee of Purchaser shall execute an agreement for the benefit of Company in form and substance reasonably satisfactory to Company, pursuant to which such proposed assignee agrees to be bound by the terms and conditions of this Agreement and (c) no assignment hereunder shall relieve Purchaser of any of its obligations hereunder, and Purchaser shall stand behind the assignee’s representations and covenants. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns. For the avoidance of doubt, Section 9.9 of the Purchase Agreement remains in full force and effect.

(f) Other Miscellaneous Terms. The provisions of Sections 9.1, 9.2, 9.3, 9.4, 9.6, 9.7, 9.8, 9.10, 9.11, and 9.12 of the Purchase Agreement shall apply mutatis mutandis to this Agreement.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

INTELSAT S.A.

By:	/s/ Michelle V. Bryan
Name:	Michelle V. Bryan
Title:	Executive Vice President, General Counsel
and Chief Administrative Officer

SOFTBANK GROUP CORP.

By:	/s/ Ren Tanaka
Name:	Ren Tanaka
Title:	Corporate Officer

WORLDVU SATELLITES LIMITED

By:	/s/ Eric Béranger
Name:	Eric Béranger
Title:	CEO

[Signature Page to First Amendment to and Agreement Relating to the Share Purchase Agreement]